SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

14 May 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 14 May 2026
           re: Result of AGM

14 May 2026

LLOYDS BANKING GROUP PLC
ANNUAL GENERAL MEETING

Following the annual general meeting held today at the Edinburgh International Conference Centre, The Exchange, Edinburgh, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at that meeting were passed by the requisite majorities. Resolutions 1 to 20 (inclusive) were passed as ordinary resolutions. Resolutions 21 to 26 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	To receive the accounts and reports for the year ended 31 December 2025	39,469,311,943	99.98	7,676,739	0.02	39,476,988,682	67.67%	41,566,642
2.	To re-elect Sir Robin Budenberg as a director	39,105,686,408	99.05	375,863,673	0.95	39,481,550,081	67.68%	38,092,445
3.	To re-elect Charlie Nunn as a director	39,442,861,689	99.84	62,873,244	0.16	39,505,734,933	67.72%	13,858,268
4.	To re-elect Nathan Bostock as a director	39,434,598,100	99.82	69,149,996	0.18	39,503,748,096	67.72%	15,958,092
5.	To re-elect William Chalmers as a director	39,299,978,821	99.48	204,882,269	0.52	39,504,861,090	67.72%	14,868,782
6.	To re-elect Sarah Legg as a director	39,440,816,032	99.84	63,482,546	0.16	39,504,298,578	67.72%	15,418,424
7.	To re-elect Amanda Mackenzie as a director	39,434,383,697	99.82	69,886,296	0.18	39,504,269,993	67.72%	15,466,073
8.	To re-elect Harmeen Mehta as a director	39,437,979,570	99.83	65,537,586	0.17	39,503,517,156	67.72%	15,886,767
9.	To re-elect Cathy Turner as a director	39,223,953,104	99.29	279,831,344	0.71	39,503,784,448	67.72%	15,941,573
10.	To elect Chris Vogelzang as a director	39,434,328,276	99.82	69,645,485	0.18	39,503,973,761	67.72%	15,589,570
11.	To re-elect Catherine Woods as a director	39,434,127,762	99.82	70,004,331	0.18	39,504,132,093	67.72%	15,496,730
12.	To approve the directors' Remuneration Policy	37,513,260,622	94.97	1,987,855,529	5.03	39,501,116,151	67.71%	18,646,829
13.	To approve the directors' remuneration report	38,397,050,420	97.24	1,091,484,556	2.76	39,488,534,976	67.69%	31,301,903
14.	To declare and pay a final dividend	39,488,334,470	99.94	22,085,044	0.06	39,510,419,514	67.73%	9,644,589
15.	To re-appoint Deloitte LLP as auditors	39,479,782,866	99.94	25,234,605	0.06	39,505,017,471	67.72%	14,856,738
16.	To authorise the Audit Committee to set the remuneration of the auditors	39,460,170,037	99.88	45,873,804	0.12	39,506,043,841	67.72%	13,777,981
17.	To approve the renewal of the Lloyds Banking Group North America Employee Stock Purchase Plan 2016 Rules	39,423,661,632	99.83	68,386,656	0.17	39,492,048,288	67.70%	27,639,890
18.	To authorise the Company and its subsidiaries to make political donations or incur political expenditure	38,316,273,450	96.99	1,189,807,651	3.01	39,506,081,101	67.72%	13,859,423
19.	To authorise the directors to allot shares	37,225,950,317	94.23	2,278,680,490	5.77	39,504,630,807	67.72%	15,096,089
20.	To authorise the directors to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	38,911,093,083	98.50	592,203,381	1.50	39,503,296,464	67.72%	16,262,904
21.	To disapply pre-emption rights	39,059,255,884	98.89	439,980,350	1.11	39,499,236,234	67.71%	20,141,238
22.	To disapply pre-emption rights in the event of financing an acquisition transaction or other capital investment	39,062,842,044	98.90	436,314,187	1.10	39,499,156,231	67.71%	20,259,167
23.	To disapply pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	38,829,689,984	98.31	668,267,122	1.69	39,497,957,106	67.71%	20,582,023
24.	To authorise the Company to purchase ordinary shares	39,398,808,355	99.78	88,026,020	0.22	39,486,834,375	67.69%	32,237,013
25.	To authorise the Company to purchase preference shares	39,194,603,713	99.26	291,351,334	0.74	39,485,955,047	67.69%	32,988,869
26.	To authorise reduced notice of a general meeting other than an annual general meeting	36,746,873,958	93.02	2,755,489,961	6.98	39,502,363,919	67.72%	16,390,621

Notes

The full text of the resolutions, along with the explanatory notes, is set out in the Notice of Annual General Meeting, which is available on the Company's website: www.lloydsbankinggroup.com

For all resolutions, as at 5.30 pm on Tuesday 12 May 2026 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 58,335,277,809 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. A vote withheld is not a vote in law and therefore has not been counted in the calculation of the proportion of votes "For" or "Against" a resolution.

In accordance with UK Listing Rule 6.4.2, copies of the resolutions that do not constitute ordinary business at the annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection in unedited full text at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                                                             +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                         +44 (0)77 8835 2487
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 14 May 2026
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